October 10, 2000

                                                              Docket Nos. 50-277
                                                                          50-278

BY HAND DELIVERY ON OCTOBER 12, 2000

U.S. Nuclear Regulatory Commission
Attn: Samuel J. Collins, Director, Office of Nuclear Reactor Regulation Mail Stop O-5, E7
One White Flint North
11555 Rockville Pike
Rockville, MD  20852-2738

Re:  Peach Bottom Atomic Power Station, Units 2 & 3
     Facility Operating License Nos. DPR-44 & DPR-56
     Supplemental Information: Transfers of Non-Operating Ownership Interests


Dear Mr. Collins:

          On April 21, 2000, the Nuclear Regulatory Commission ("NRC") issued Orders approving the transfer of the minority, non-operating interests of Atlantic City Electric Company ("ACE") and Delmarva Power and Light Company ("DP&L") in the Peach Bottom Atomic Power Station, Units 2 & 3 to PECO Energy Company ("PECO") and PSEG Nuclear LLC ("PSEG Nuclear"). The NRC also approved conforming changes to the Peach Bottom 2 & 3 Operating Licenses to reflect the transfers.

          In addition, on August 3, 2000, the NRC issued an Order approving the transfer of PECO's interests in Peach Bottom 1, 2 & 3 to Exelon Generation Company, LLC ("EGC") in connection with the proposed merger of PECO and Unicom Corporation (Unicom) the parent of Commonwealth Edison Company (ComEd). EGC will be a wholly owned subsidiary of Exelon Ventures Company, which will be a wholly owned subsidiary of Exelon Corporation, a publicly traded company that will also own ComEd and PECO. On October 5, 2000, the NRC issued an Order approving an indirect transfer of control of PECO's interests in Peach Bottom 1, 2 & 3, on an interim basis, as a result of PECO becoming a wholly owned subsidiary of Exelon Corporation for a period of time prior to the formation of EGC and the transfer of PECO's interests to EGC.

          The purpose of the present letter is to bring to the NRC's attention certain developments that have occurred since the April 21, 2000 Peach Bottom Order was issued. These developments relate to the sequence in which the Peach Bottom transactions and transfers will be implemented and appear to require NRC administrative action to modify the approved, conforming Operating License Amendments and to specify new minimum decommissioning fund amounts to be transferred. If the NRC concludes that new transfer orders are necessary, PECO, on behalf of itself and PSEG Nuclear, DP&L, and ACE, requests that the NRC treat this letter as an application for appropriate orders.

          1. Sequence of Transactions for Peach Bottom 2 & 3

          Both PECO and PSEG Nuclear originally contemplated that the transfer of the DP&L and ACE interests in Peach Bottom 2 & 3 would occur simultaneously in the Spring of 2000. PSEG Nuclear anticipated that this would occur prior to the reorganization of the Public Service Enterprise Group ("PSEG"), and PECO anticipated that these transactions would be completed prior to the PECO-Unicom merger. The anticipated sequence of the transactions has now been modified, as follows.

          First, the PSEG reorganization has occurred, and the interests in Peach Bottom 2 & 3 previously held by Public Service Electric & Gas Company were transferred to PSEG Nuclear on August 21, 2000.

          Similarly, the PECO-Unicom merger is likely to be consummated prior to any transfer of the DP&L and ACE interests in Peach Bottom 2 & 3. It now appears that transfers of the DP&L and ACE interests could occur at various times relative to various stages of the PECO-Unicom merger and restructuring of the generating assets of PECO and ComEd.

          In addition, PECO originally anticipated that its interests in Peach Bottom 2 & 3 would be transferred to EGC upon consummation of the merger. However, as indicated in its July 7, 2000 Application, PECO now anticipates that it will become a wholly owned subsidiary of Exelon Corporation for an interim period of time prior to the transfer of its interests to EGC. Therefore, the transfers of DP&L and ACE interests could be made: (1) to the current PECO;
(2) to PECO, as a direct wholly owned subsidiary of Exelon Corporation; or
(3) to EGC, as an indirect wholly owned subsidiary of Exelon Corporation.

          2. Interim DP&L Transfer for Peach Bottom 2 & 3

          Certain regulatory approvals in New Jersey that are needed before ACE can transfer its nuclear interests are still pending. Specifically, while the New Jersey Board of Public Utilities ("BPU") has approved the transfer of the ACE interests, it has not yet issued a final order covering all aspects of the transaction. It is unclear when such an order will be issued. Additionally, an appeal of the BPU decision in the PSEG restructuring case that challenges the BPU's implementation of the deregulation legislation in New Jersey has been filed. This situation has caused ACE to delay the closing on the transfer of its nuclear assets.1

---------------

1 Transfer of the DP&L and ACE interests in Salem 1 & 2 and Hope Creek are the subject of a separate letter being submitted on those dockets by PSEG Nuclear.


          On the other hand, the state regulatory approvals required for the transfer of the DP&L interests have been completed. Accordingly, the parties to these transactions have agreed to proceed with the transfer of the DP&L interests in Peach Bottom 2 & 3 (subject to any necessary NRC action), while deferring the transfer of the ACE interests in Peach Bottom 2 & 3 until the status of restructuring in New Jersey is more certain.

          While the NRC's April 21, 2000 Order has already approved the transfer of the interests of both DP&L and ACE, the proposed implementation of these transfers in two steps (first DP&L and second ACE) creates a need to modify the previously approved conforming License amendments for Peach Bottom 2 & 3 to reflect that, until completion of the ACE transfer, ACE will remain on the licenses for Peach Bottom 2 & 3 as a minority, non-operating owner -- while the DP&L interest will be transferred to PECO/EGC and PSEG Nuclear.

          To illustrate, the current (October 2000) ownership interests in the Peach Bottom units (before either the DP&L or ACE transfers) are as follows:

--------------------------------------------------------------------------------
                                Peach Bottom 2               Peach Bottom 3
                                      (%)                          (%)
--------------------------------------------------------------------------------
ACE                                   7.51                         7.51

DP&L                                  7.51                         7.51

PSEG Nuclear                         42.49                        42.49

PECO                                 42.49                        42.49
--------------------------------------------------------------------------------

          Under the plan now agreed to by PECO, PSEG Nuclear, DP&L, and ACE, as discussed above, the DP&L interests will be transferred to PECO/EGC (3.755%) and PSEG Nuclear (3.755%) prior to the transfer of the ACE interests. Under this approach, in an interim phase after the DP&L transfer but before the transfer of the ACE interests, the ownership interests in the Peach Bottom units will be as follows:


--------------------------------------------------------------------------------
                                Peach Bottom 2               Peach Bottom 3
                                      (%)                          (%)
--------------------------------------------------------------------------------
ACE                                   7.51                         7.51

PECO or EGC                          46.245                       46.245

PSEG Nuclear                         46.245                       46.245
--------------------------------------------------------------------------------


          With respect to the transfer of the ACE and DP&L interests in Peach Bottom 2 and 3 to PSEG Nuclear, the Orders and conforming License changes issued by the NRC on April 21, 2000, were premised on an assumption that these transfers would precede finalization and implementation of the PSE&G restructuring. Accordingly, the conforming License changes approved by the NRC retain PSE&G as a licensee but add PSEG Nuclear in the place of ACE and DP&L. Because the PSE&G restructuring has now been accomplished, PSE&G is no longer a licensee and will not be on the license at the time that the non-operating interests of DP&L and ACE are transferred. Therefore, the conforming license changes for Peach Bottom 2 and 3 need to be modified to omit any reference to PSE&G.

          As noted above, the NRC has already approved the transfer of the DP&L Peach Bottom 2 & 3 interests to PECO and PSEG Nuclear in conjunction with the ACE transfer. Moreover, the end state, following the transfer of both the DP&L and the ACE interests to EGC, has been approved by the combination of the April 21 and August 3 Orders. The purpose of the present letter is to seek NRC administrative actions to address: a) the interim arrangement for the Peach Bottom units under which the transfer of the DP&L interest will take place while the ACE transfer remains pending, b) the transfer of the PECO portion of the DP&L/ACE interests, which could be made to PECO, PECO (as a direct wholly owned subsidiary of Exelon Corporation), or EGC (as an indirect wholly owned subsidiary of Exelon Corporation), together referred to herein as "PECO/EGC," and c) the results of the completion of the PSE&G restructuring.

          3. Requested NRC Actions

          To address the issues identified above, the Attachments to this letter describe the administrative actions that the NRC should take. These Attachments are:

o Attachments A2 & A3: (PECO, PSEG Nuclear and ACE are licensees.) Revised mark-ups for the Peach Bottom 2 & 3 Licenses to reflect the transfer of DP&L's interests to PECO and PSEG Nuclear, with ACE remaining a licensee. (DP&L's interests are transferred to PECO prior to the transfer of PECO's interests to EGC, but ACE's interests are not yet transferred.)

o Attachments B2 & B3: (PECO and PSEG Nuclear are licensees.) Revised mark-ups for the Peach Bottom 2 & 3 Licenses to reflect the transfer of both DP&L and ACE's interests to PECO and PSEG Nuclear. (Both DP&L and ACE's interests are transferred to PECO prior to the transfer of PECO's interests to EGC.)

o Attachments C2 & C3: (EGC, PSEG Nuclear and ACE are licensees.) Revised mark-ups for the Peach Bottom 2 & 3 Licenses to reflect the transfer of DP&L's interests to EGC (either from DP&L or from PECO) and PSEG Nuclear, with ACE remaining a licensee. (DP&L's interests are transferred to PECO/EGC, but ACE's interests have not yet transferred.)

o Attachments D2 & D3: (EGC and PSEG Nuclear are licensees.) Revised mark-ups for the Peach Bottom 2 & 3 Licenses to reflect the transfer of DP&L and ACE's interests to EGC (either from DP&L and/or ACE, and/or from PECO) and PSEG Nuclear. (This is the planned end state under all scenarios.)

PECO and PSEG Nuclear view all of the above mark-ups as administrative clarifications to the already approved conforming License Amendments. PECO has also concluded that the information contained in this letter and its attachments do not alter the conclusions reached in the 10 CFR 50.92 No Significant Hazards analysis previously submitted with the previously approved License Amendment requests. These administrative changes would seemingly not require new transfer consents under 10 CFR 50.80 or new license amendments under 10 CFR 50.90. However, to the extent the NRC views any new approvals as necessary, PECO, on behalf of itself and PSEG Nuclear, DP&L, and ACE, respectfully requests that those approvals be issued expeditiously.

     4.   Update on Decommissioning Funding Assurance for Peach Bottom

          In the April 21, 2000 Order approving the transfers, the decommissioning trust funds for the ACE and DP&L interests in Peach Bottom 2 & 3 were assumed to be combined and divided equally among PECO and PSEG Nuclear. (Both ACE and DP&L were combined as the Conectiv interests. Decommissioning funding assurance for the aggregated Conectiv interests was demonstrated.) Under the two-phase transfer approach now contemplated for the Conectiv shares, it is necessary to address the transfer of the DP&L and ACE decommissioning funds separately. PECO requests that the NRC revise the transfer Orders for the Peach Bottom units accordingly.2

---------------

2 The parties determined in preparation for closing that the level of funding to be transferred by DP&L is different from what PECO and PSEG Nuclear had previously understood. The revised showing provided herein utilizes current estimates of the funds to be transferred by DP&L and ACE. Any administrative action clarifying the prior approvals should be based on the new estimates of funds for transfer by DP&L and ACE.


          In Attachment E, PECO and PSEG Nuclear demonstrate decommissioning funding assurance based on the decommissioning trusts to be maintained by PECO/EGC and PSEG Nuclear immediately following closing on each transaction. Initially, upon closing of the DP&L transfer, the DP&L funds will be transferred to PECO/EGC and PSEG Nuclear, divided equally. By contract, PECO/EGC and PSEG Nuclear will be further entitled to receive either the combined decommissioning funding of both DP&L and ACE, upon the subsequent transfer of the ACE share, or if the ACE transfer does not occur, PECO/EGC and PSEG Nuclear will each be entitled to receive additional payments from ACE to adjust for the difference between the DP&L balances and the average of the combined DP&L and ACE balances, which they would have otherwise been entitled to receive. PECO/EGC and PSEG Nuclear will make contributions to their respective trust funds for each unit in the amount of the payments made by ACE.

          Based on current estimates, the combined ACE and DP&L decommissioning trust fund balances are sufficient to meet the NRC's minimum requirements for prepaid decommissioning funding (with earnings credited at a 2% real rate of return) for a 7.51% share of each unit. Alternatively, based upon current balances, the additional funds provided by ACE and deposited by PECO/EGC and PSEG Nuclear in their respective trusts, if the ACE interests and funds are not transferred, would be sufficient to be fully funded (when earnings are credited) with respect to their 3.755% interests in each unit. These matters are discussed in greater detail in Attachment E.

     5.   Financial Qualifications

          In the Safety Evaluation accompanying the April 21 Order, NRC concluded that both PECO and PSEG Nuclear are financially qualified to hold the Peach Bottom licenses with respect to the increased ownership interests to be acquired from DP&L and ACE. In addition, in the Safety Evaluation accompanying NRC's August 3 Order relating to the PECO-Unicom merger, NRC concluded that EGC is financially qualified to hold the licenses for all of the nuclear units currently owned by PECO and ComEd (to the extent of their ownership shares). In connection with this NRC review, PECO submitted a proprietary "Projected Income Statement" (including a "five year pro forma" estimating total annual operating costs and the source of funds to cover these costs) in accordance with 10 CFR 50.33(f)(2), both in its December 20, 1999 Application and a March 10, 2000 letter providing additional information. This information included separate line items providing the "five year pro forma" for the incremental interests in Peach Bottom 2 & 3, to be acquired from DP&L and ACE. Nevertheless, in order to facilitate NRC's review, the information relating to each 3.755% interest in Peach Bottom 2 & 3 is provided in a proprietary addendum to this letter labeled Attachment F (Addendum). PECO requests that this Addendum be withheld from public disclosure, as described in the Section 2.790 Affidavit provided in Enclosure G. A non-proprietary version of this information, suitable for public disclosure is provided as Attachment F.

     6.   Extension of Effectiveness of Orders

          The parties anticipate that the DP&L transfers for Peach Bottom will close as soon as practicable upon receipt of NRC administrative action addressing the above-described two-step transaction. The parties respectfully request that the NRC complete its review of the present request, and take action to revise the April 21, 2000 Order and to approve revised conforming License amendments, by no later than December 1, 2000. The parties hope to be in a position to complete the ACE transfers for Peach Bottom 2 & 3 no later than June 30, 2001.

          The April 21, 2000, Orders specify that the ACE and DP&L transfers be completed by December 31, 2000, or the Orders shall become null and void. Given the current schedule, and the unavoidable delay in obtaining the other regulatory approvals, there is good cause to extend the deadline. To allow for future contingencies with respect to closing both transfers, the parties request that the completion date be extended for all of the transactions to December 31, 2001.

          PECO will keep the NRC apprised of developments in these matters. If you need additional information, please contact James A. Hutton at 610-765-5520.

Sincerely,



Joseph J. Hagan
Senior Vice President Nuclear Operations

Attachments
Affidavit

COMMONWEALTH OF PENNSYLVANIA            :

                                        :    ss

COUNTY OF CHESTER                       :

                                    AFFIDAVIT


          Joseph J. Hagan, being first duly sworn, deposes and says:


That he is Senior Vice President Nuclear Operations, PECO Energy Company, the Applicant herein; that he has read the enclosed letter, knows the contents thereof; and that the statements and matters set forth therein are true and correct to the best of his knowledge, information and belief.



                                      __________________________________________
                                      Senior Vice President - Nuclear Operations
                                      PECO Energy Company



Subscribed and sworn to

before me this ____ day

of October, 2000.



______________________
Notary Public

           [ATTACHMENTS PRESENTING MANUAL MARKUPS OF LICENSE DELETED]

Attachment E

                        Decommissioning Funding Assurance
   Transfer of Non-Operating Ownership Interests to PECO/EGC and PSEG Nuclear
                Peach bottom Atomic Power Station, Units 2 and 3


          DP&L and ACE have each maintained their own nuclear decommissioning trust ("NDT") funds for their respective interests in Peach Bottom Atomic Power Station, Units 2 and 3 ("Peach Bottom 2 & 3"). Therefore, each company's current NDT fund balances for each unit vary due to the level of prior contributions to the trust funds and investment performance. As in the prior transfer application related to these interests, the current combined NDT fund balances of DP&L and ACE for Peach Bottom 2 and for Peach Bottom 3, are sufficient to qualify as fully pre-paid decommissioning trust funds for the companies' combined 15.02% interest in each unit, within the meaning of 10 CFR 50.75(e)(1)(i), when earnings are credited as permitted by the NRC using a two percent real rate of return until the end of the operating licenses for each unit.

          The DP&L and ACE NDT funds for each unit will be transferred to the corresponding PECO and PSEG Nuclear NDT funds in direct proportion to the interests in each unit to be transferred by each transferring company to each receiving company, with the PECO and PSEG Nuclear NDT funds each receiving an amount that corresponds to the 3.755% share of DP&L and ACE's 7.51% interests in each unit. Thus, based upon the current balances, when the transfers of both the DP&L and ACE interests are completed, the PECO and PSEG Nuclear NDT funds would each have balances for the respective shares received from ACE and DP&L that are fully prepaid within the meaning of NRC's rules, when earnings are credited.

          The NRC minimum amount for decommissioning funding assurance for Peach Bottom 2 is $375,504,999 ($56,400,850 for a 15.02% share, $28,200,425 for a
7.51% share, and $14,100,212 for a 3.755% share). This NRC "formula amount" calculated in accordance with 10 CFR 50.75(c) using the updated escalation factors available for December 31, 1999 is provided in the attached Table 1. The NRC minimum amount is the same for Peach Bottom 3. Based upon earnings credited at a two percent real rate of return, as permitted by 10 CFR 50.75(e)(1)(i), the current level of funding necessary for Unit 2 trust funds to be considered fully "prepaid" within the meaning of NRC rules is approximately $290.3 million ($43.6 million for a 15.02% share, $21.8 million for a 7.51% share, and $10.9 million for a 3.755% share). Slightly lower amounts of funding would be required with respect to Peach Bottom 3, because its license is longer and further earnings could be credited. A calculation reflecting the sufficiency of $10.9 million to fund the minimum for a 3.755% interest in Peach Bottom 2, when earnings are credited, is provided in an attached Table 2.

          A chart summarizing the trust fund balances, as provided by DP&L and ACE, as of August 31, 2000, as compared with the NRC formula amount, and "prepaid" level of funding required follows:

--------------------------------------------------------------------------------
08/31/2000          Unit 2         Unit 3        "Prepaid"       NRC Formula
                    (balance)      (balance)      Minimum        Amount
--------------------------------------------------------------------------------

Conectiv

15.02%--total       44,775,233     46,201,586     43,600,000     56,400,850

7.51%--DP&L         18,243,471     18,246,878     21,800,000     28,200,425

7.51%--ACE          26,531,762     27,954,709     21,800,000     28,200,425
--------------------------------------------------------------------------------
PECO/EGC

7.51%--total        22,387,616     23,100,793     21,800,000     28,200,425

     average        11,193,808     11,550,396     10,900,000     14,100,212

3.755%--DP&L         9,121,736      9,123,439     10,900,000     14,100,212

3.755%--ACE         13,265,881     13,977,354     10,900,000     14,100,212
--------------------------------------------------------------------------------
PSEG Nuclear

7.51%--total        22,387,616     23,100,793     21,800,000     28,200,425

     average        11,193,808     11,550,396     10,900,000     14,100,212

3.755%--DP&L         9,121,736      9,123,439     10,900,000     14,100,212

3.755%--ACE         13,265,881     13,977,354     10,900,000     14,100,212
--------------------------------------------------------------------------------


          As already noted, the combined balances that will be received by each of the Peach Bottom 2 and 3 NDT funds of PECO/EGC and PSEG Nuclear will be adequate to provide decommissioning funding assurance using the prepayment method, when earnings are credited. 10 CFR 50.75(e)(1)(i). However, the DP&L interests in each unit, and accompanying nuclear decommissioning trust funds, will be transferred first, and there is an expectation, but no guarantee, that the ACE interests in each unit, and the accompanying NDT funds will be subsequently transferred. Therefore, ACE has agreed that in the event that it is unable to transfer its interests and NDT funds, it will provide funding to PECO/EGC and PSEG Nuclear equal to the difference between the actual DP&L NDT fund balances transferred, and the average of the DP&L and ACE NDT fund balances that would have been transferred to the PECO/EGC and PSEG Nuclear NDT funds had the ACE interests and NDT funds been transferred at the same time as DP&L's. Applying this methodology to the balances noted above, if the closing of the DP&L interests had taken place on August 31, 2000, PECO/EGC and PSEG Nuclear each would be entitled to an additional payment from ACE of $4,499,029, yielding a total payment due from ACE to PECO/EGC and PSEG Nuclear of $8,998,058.3 PECO/EGC and PSEG Nuclear agree that they will in turn contribute to their respective NDT funds for each unit the corresponding portion of the payment received from ACE, i.e., $2,249,515 per unit. When these sums are credited to the respective PECO/EGC and PSEG Nuclear NDT funds and added to the DP&L fund balances, the total amount transferred to the PECO/EGC and PSEG Nuclear NDT funds exceeds the current level of funding required to meet the prepayment method of providing financial assurance for each 3.755% interest in each unit.

---------------

3 The actual figure that would be due from ACE to PECO and PSEG Nuclear would of course depend on when the DP&L transfer actually takes place.


          Thus, during the interim period following the transfer of DP&L's interests in Peach Bottom 2 & 3, but prior to the transfer of the ACE interests (or the determination that such transfer will not take place), decommissioning funding assurance for their respective 3.755% shares in each unit from DP&L will be provided by both PECO/EGC and PSEG Nuclear by using a combination of the funding transferred by DP&L and the contractual commitments of ACE either:
(1) to complete the transfer of the ACE interests and the accompanying NDT fund balances; or (2) to make the additional payments to PECO/EGC and PSEG Nuclear described above. In the first instance, the combined balances that will be received are currently adequate to be considered fully prepaid for each 7.51% interest in each unit in accordance with NRC's rules. In the second instance, the combination of the DP&L funds that are transferred and the additional payment from ACE (which PECO/EGC and PSEG Nuclear commit to contribute to their respective Peach Bottom 2 & 3 NDT funds) are currently adequate to be considered fully prepaid for each 3.755% interest in each unit in accordance with NRC's rules. During the interim period, these mechanisms provide assurance of decommissioning funding in accordance with 10 CFR 50.75(e)(1)(vi) that is equivalent to that provided by the mechanisms specified in 10 CFR 50.75(e)(1)(i) through (v).

          ACE's ability to make the payments to PECO/EGC and PSEG Nuclear (if the ACE interests and NDT funds are not transferred) totaling approximately
$9 million can be demonstrated by analogy through its ability to meet the financial tests that would apply in the case of a parent guarantee, as follows:

                    NRC Financial Test for Parent Guarantees
                    (10 CFR Part 30, App. A, Section II.A.2)
                     (All dollar amounts below in millions)

Financial Test II.A.2
Source:  1999 Annual Report
(i) A current rating for its most recent bond issuance of AAA, AA, A, or BBB as issued by Standard and Poor's or AAA, AA, A, or BAA as issued by Moody's; and

Atlantic City Electric Standard & Poor's Rating                               A-


(ii) Tangible net worth each at least six times the current decommissioning cost estimates for the total of all facilities or parts thereof (or prescribed amount if a certification is used), or, for a power reactor licensee, at least six times the amount of decommissioning funds being assured by a parent company guarantee for the total of all reactor units or parts thereof (Tangible net worth shall be calculated to exclude the net book value of the nuclear unit(s)); and

--------------------------------------------------------------------------------
Tangible Net Worth                                                        $798
--------------------------------------------------------------------------------
Total Amount of Payments                                                    $9
--------------------------------------------------------------------------------
Ratio of Tangible Net Worth to Payment Amounts                              88.7
--------------------------------------------------------------------------------

(iii) Tangible net worth of at least $10 million; and

--------------------------------------------------------------------------------
Tangible Net Worth                                                        $798
--------------------------------------------------------------------------------


(iv) Assets located in the United States amounting to at least 90 percent of the total assets or at least six times the current decommissioning cost estimates for the total of all facilities or parts thereof (or prescribed amount if a certification is used), or, for a power reactor licensee, at least six times the amount of decommissioning funds being assured by a parent company guarantee for the total of all reactor units or parts thereof.

--------------------------------------------------------------------------------
Total Assets                                                            $2,655
--------------------------------------------------------------------------------
Total Foreign Assets                                                        $0
--------------------------------------------------------------------------------
Total U.S. Assets                                                       $2,655
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Amount of Payments                                                          $9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Ratio of U.S. Assets to Payment Amounts                                    295
--------------------------------------------------------------------------------


          The above information is provided for purposes of facilitating NRC's review and determination of the dependability of ACE's contractual obligations to PECO/EGC and PSEG Nuclear. No specific guarantee from ACE is being provided to the NRC or is in any way intended or implied.

          In accordance with 10 CFR 50.75(e)(1)(vi), this combination of mechanisms provides assurance of decommissioning funding during the interim period that is equivalent to that provided by the mechanisms specified in 10 CFR 50.75(e)(1)(i) through (v). Following the transfer or ACE's interests or ACE's payment to PECO/EGC and PSEG, the decommissioning funding would be prepaid in accordance with 10 CFR 50.75(e)(1)(i).

                                  Attachment F


                           Projected Income Statement
                            (Non-Proprietary Version)

                                  Attachment G




                          AFFIDAVIT OF JOSEPH P. HAGAN


I, Joseph P. Hagan, Senior Vice President Nuclear Operations of PECO Energy Company (PECO), do hereby affirm and state:

1.   I am authorized to execute this affidavit on behalf of PECO.

2. PECO is providing an Attachment F (Addendum) in connection with the transfer of certain interests in Peach Bottom Atomic Power Station, Units 2 and 3 (Peach Bottom). The information being provided in Attachment F (Addendum) includes PECO's financial projections relating to the interests in Peach Bottom 2 & 3 to be transferred and constitutes proprietary commercial and financial information that should be held in confidence by the Nuclear Regulatory Commission (NRC) pursuant to the policy reflected in 10 CFR sections 2.790(a)(4) and 9.17(a)(4) in that:

     i.        This information is and has been held in confidence by PECO.

     ii. This information is of a type that is held in confidence by PECO, and there is a rational basis for doing so because the information contains sensitive financial information concerning PECO's projected revenues and operating expenses.

     iii.      This information is being transmitted to the NRC in confidence.

     iv. This information is not available in public sources and could not be gathered readily from other publicly available information.

     v. Public disclosure of this information would create substantial harm to the competitive position of PECO by disclosing PECO's internal financial projections, related to a unique transaction, to other parties whose commercial interests may be adverse to those of PECO.

3. Accordingly, PECO requests that the information be withheld from public disclosure pursuant to the policy reflected in 10 CFR sections 2.790(a)(4) and 9.17(a)(4).


                                        PECO Energy Company


                                        ____________________________
                                        Joseph P. Hagan
                                        Senior Vice President Nuclear Operations


COMMONWEALTH OF PENNSYLVANIA

COUNTY OF CHESTER


          Subscribed and sworn to me, a Notary Public, in and for the county and state above named, this _______ day of __________________, 2000.


                                        _________________________________

                                        My Commission Expires: __________

                             Attachment F (Addendum)


                           Projected Income Statement
                                  (Proprietary)







                                  CONFIDENTIAL



                  CONTAINS CONFIDENTIAL INFORMATION PURSUANT TO

                         10 CFR 2.790(a)(4), 9.17(a)(4)